

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

China ShouGuan Mining Corporation
c/o Law Office of Michael M. Kessler, P.C.
4900 Paloma Avenue
Carmichael, California 95608

> **Re:** **China ShouGuan Mining Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 26, 2010**
> **File No. 333-167964**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We remind you to update your financial statements in your next amendment to comply with Rule 8-08 of Regulation S-X.

Directors, Executive Officers, Promoters and Control Persons, page 37

2. Your revised sketches contain significant gaps in time in the five year period that Item 401 of Regulation S-K requires you to describe. For example, you have not described Mr. Zhang's employment experience from June through December 2008. The other sketches, including the sketch for Mr. Liu, also contain gaps in the required five year description. Please further revise the sketches to eliminate all such gaps.

Exhibits

3.   Please revise to ensure that your entries are both accurate and precise. For example, you indicate that opinion 5 was previously filed with the original Form S-1.

Engineering Comment

4.   We note your response to prior comment 45 from our letter to you dated July 30, 2010. Please provide additional disclosure regarding your production such as the 2009 monthly tonnage and grade of your ore mined, ore processed, and concentrates sold. In addition please indicate your metallurgical recovery due to your processing operations along with a basic description of these processing facilities.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or George K. Schuler at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc   Michael M. Kessler, Esq.
        (916) 571-1449 (fax)